UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at March 7, 2019

Commission File Number: 000-15490

QUARTZ MOUNTAIN RESOURCES LTD.

(Translation of registrant’s name into English)

1500 - 1040 W Georgia Street, Vancouver, BC, V6E 4H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statements for the period ended January 31, 2019

99.2	Management’s Discussion and Analysis for the period ended January 31, 2019

99.3	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CEO

99.4	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quartz Mountain Resources Ltd.
(Registrant)

Date: March 7, 2019	By:	/s/ Michael Lee
	Name:	Michael Lee
	Title:	Chief Financial Officer